Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE
JUST ENERGY GROUP INC.

TO ANNOUNCE FISCAL 2013 YEAR END RESULTS

TORONTO, ONTARIO – May 6, 2013 – Just Energy Group, Inc. announced today that it will release operating results for fiscal 2013 year end on May 16, 2013.  The Company will host a conference call and live webcast to review the year end results beginning at 2:00 PM eastern daylight time on May 16, 2013 followed by a question and answer period. Executive Chair Rebecca MacDonald; Chief Executive Officer and President Ken Hartwick and Chief Financial Officer Beth Summers will participate on the call.

Just Energy Conference Call and Webcast
• Thursday May 16, 2013
• 2:00 p.m. EST

Those who wish to participate in the conference call may do so by dialing 1 855 410-0553 and entering pass code 432619#. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=612868&s=1&k=90873401134F7A33CCD472AF80180F6F

For those unable to attend an audio tape rebroadcast will be available starting 6:00 PM  EST May 16, 2013  until May 23,  2013 at midnight.  To access the rebroadcast please dial 1 855 410-0556 and enter the participant code 337861#.  The webcast will be available until August 12, 2013.

About Just Energy Group, Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FOR FURTHER INFORMATION PLEASE CONTACT:

Beth Summers
Chief Financial Officer
Just Energy
(905) 795-4206
BSummers@JustEnergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com